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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
--------------------------------
SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.1)

CoActive Marketing Group, Inc.
(Name of Issuer)

Common stock, .001 par value
(Title of Class of Securities)

189875107
CUSIP Number)

Milton R. Gleit, Esq., McCarthy, Fingar Donovan, Drazen & Smith, L.L.P.
11 Martine Ave., 12th Flr., White Plains, NY 10606-1934 Tel. (914) 946-3700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2002
(Date of Event which Requires filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Of Rule 13F(e), 13d-l(f) or 13d-l(g), check the following box. [ ]
       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. see Rule 13d7-(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
------------------------------------------------------------
   CUSIP No. 18975107       13D	      Page 2 of 5 Pages
-------------------------------------------------------------

1		NAMES OF REPORTING PERSONS
		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              	                                              JOSEPH E. SHEEHAN


2		CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
							(a)  [ ]
                                                        (b)  [ ]

3		SEC USE ONLY


4		SOURCE OF FUNDS:                                             N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL
		PROCEEDINGSIS REQUIRED PURSUANT
		TO ITEM 2(d) OR
		2(e)   [ ]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
				                                          U.S.A.


NUMBER OF
SHARES
BENEFICIALLY OWNED
BY
EACH REPORTING
PERSON WITH

	7	SOLE VOTING POWER
			              174,224
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
					249,607

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON  249,607

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES                                                          [  ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           4.049%

14		TYPE OF REPORTING PERSON
                                            IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Item 1.	Security and Issuer
Common Stock, $.001 par value
CoActive Marketing Group, Inc.
415 Northern Boulevard
Great Neck, NY 11021

Item 2.	Identity and Background.

(a)	Joseph E. Sheehan

(b)	J.E. Sheehan & Co., Inc,
	717 Fifth Avenue, 4th Floor
	New York, NY 10022

(C)	The undersigned is owner and operator of J. E. Sheehan
	& Company, Inc., 711 Fifth Avenue, New York, NY 10022. J. E. Sheehan & Company, Inc. is engaged in the business of asset management.

(d)	During the last five years, the undersigned has not
	been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors),

(e)	During the last five years, the undersigned has not
	been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was not or is not subject to a judgment, decree or final order an enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)	The undersigned is a citizen of the United States of
	America.

Item 3.	Inapplicable.

Item 4.	The purpose of the transaction was to reduce an investment
	position in the Issuer. The undersigned does not have any plan or proposalwhich relates to, or would result in, any of the matters referred to in clauses (a), (b), (c), (d),
	(e), (f), (g), (h), (i), or (j) of Item 4. The Undersigned may however, at any time or from time to time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any such items,but has no present intention of doing so.



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Item 5.	The undersigned owns individually, and has the right to vote
	174,224 shares of the Common Stock .001 par value of the Issuer which is 3.465% of the outstanding shares of Common Stock of the Issuer. The Grantor Trust for the benefit of Zita Sheehan, the daughter of the undersigned, owns and has the right to vote 70,383 shares of the Common stock, .001 par value of the Issuer which is 1.400% of the outstanding shares of Common Stock of Issuer. The Trustee of said trust with the right to vote the shares owned by the Trust is Rosa Sheehan, wife of the undersigned. The undersigned has the sole right to manage the investments made by the said Trust. The said Rosa Sheehan owns 5,000 shares of the Common Stock .001 par value of the Issuer, which is 0.001% of the outstanding shares of Common Stock of the Issuer.

	On September 19, 2002 the undersigned sold nine-thousand two hundred (9,200) shares of the Common Stock Of the Issuer. The Grantor Trust for the benefit of Zita Sheehan sold seventeen thousand (17,000) shares and Rosa Sheehan sold ten thousand (10,000)shares. All such shares were sold in private sales transactionS with investors at $1.01 to $1.10 per share.

	On September 19, 2002 the reporting person ceased to be the beneficial owner of more than five (5%) percent of the Common Stock of the Issuer.

Item 6.	There are no contracts, arrangements, understandings or
	relationships involving the undersigned with respect to securities of the Issuer.

Item 7.	Material to be filed as Exhibits. Not Applicable.


SIGNATURES ON FOLLOWING PAGE




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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

				September 27, 2002

				 ----------------------------------------------


                               /S/ Joseph E. Sheehan
			       --------------------------
                               Joseph E. Sheehan






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